UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Casual Male Retail Group, Inc.

File No. 001-34219 - CF# 25671

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Casual Male Retail Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on August 20, 2010 and amended December 8, 2010.

Based on representations Casual Male Retail Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through November 10, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John D. Reynolds
Assistant Director